

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2014

Via E-Mail
Brian Woodland
Chief Executive and Chief Financial Officer
Magnolia Lane Income Fund
7 Grove Street
Topsfield, Massachusetts 01983

> **Re: Magnolia Lane Income Fund**
> **Form 10-K for the Year Ended April 30, 2013**
> **Filed August 13, 2013**
> **Form 10-Q for the Quarter Ended July 31, 2013**
> **Filed September 23, 2013**
> **Form 10-Q for the Quarter Ended October 31, 2013**
> **Filed December 23, 2013**
> **File No. 000-54379**

Dear Mr. Woodland:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filings as indicated in comment 1 below and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended October 31, 2013

Form 10-Q for the Quarter Ended July 31, 2013

Item 4. Controls and Procedures

1. We note your disclosure in Item 4 that management concluded disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to

the Company's management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In light of the fact that your Form 10-K discloses that management determined that both disclosure controls and procedures and internal controls over financial reporting were not effective due to certain disclosed material weaknesses, please explain to us why you believe that it is appropriate to conclude that disclosure controls and procedures are effective for the quarterly periods subsequent to your most recent year-end. In this regard, we also note from your disclosure in your Form 10-Qs that there have been no changes in internal controls in the applicable quarterly periods. Please advise or revise to change your disclosure in your Form 10-Qs accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief